FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Integration Platform Used to Implement Tel Aviv’s First City-wide Bicycle Rental Service

PRESS RELEASE

Magic Integration Platform Used to Implement Tel Aviv’s First City-wide Bicycle Rental Service

Or Yehuda, Israel, January 29, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that its Magic xpi Integration Platform was used to implement Tel Aviv’s first city-wide bicycle rental service. Operated by FSM, the recently launched Tel-O-Fun service is the first fully automated bicycle rental service in Israel. Its network of 170 bicycle bays (rental locations) and 1700 bicycles across the city already has about 11,000 users a day.

FSM hired Consist to deploy the required integration infrastructure for the project. Consist chose Magic xpi to integrate all the back-end systems required to operate the service, including FSM’s CRM system, the service website, command and control systems, billing, accounting and the automated bay locks. The integration project provides 24/7 availability and supports all business processes required for project management and end-to-end rental transactions, including registration, billing, rental and tracking returns. Magic is also providing support and maintenance services for the project.

Magic xpi Integration Platform enables an organization to unify the management of separate business systems into continuous business process by connecting the organization's existing information systems, such as CRM, inventory, ERP, finance, and manufacturing. Magic’s smart, code-free metadata approach and optimized, certified connectors to leading enterprise systems, such as SAP, Oracle, Salesforce.com, Microsoft, IBM, Google, and others — enables simple, rapid and cost-effective back-end integration. Magic xpi has been successfully implemented by hundreds of companies and organizations of various sizes in various industries around the world including, finance, medicine, security and more.

Ofer Sela, CIO at FSM, said, “The bicycle rental system in Tel Aviv needed to be robust enough to be on-line 24 hours a day and support the load of hundreds of thousands of bicycle rentals each month. We are very pleased with the high-availability solution that Magic and Consist provided, which allowed us to quickly standardize the interfaces and which responds fully to our satisfaction.

Avi Gutman, Development Division Manager at Consist added, “After we finished to analyze the project requirements and examined various integration tools, we chose Magic xpi as the basis for the enterprise integration project due to its ease of development, maintenance, quick time to market and 24/7 availabilty.”

Yoram Aharom, CEO, Magic Israel, commented, “We are very happy to be part of this innovative project. The integrated system allows Tel-O-Fun to save in expenses in a maintenance and management stage. We look forward to continued successful collaboration on future bike rental projects throughout the country.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About FSM

FSM specializes in supplying municipal and institutional organizations with professional support for setting up, operating, maintaining and supplying services to complex logistic systems which call for high quality and resourceful management and control capabilities. FSM combines the experience of its local and international logistics partners: Friedenson Logistics Services Ltd, Mertens-Hoffman Management Consultants, Ltd. and Eitan Shamir Maintenance Ltd. We support green transport systems and urban transport sharing in Israel and around the world.

About Consist Group

Consist Group is a software company specializing in developing, marketing, and implementing software solutions for business strategy and management. Consist was established more than 35 years and has about 1,200 employees worldwide, including Germany, Spain, USA, Brazil, Argentina, and Mexico. Consist also sells leading third-party software and supplies professional services development, consulting services and outsourcing for our clients.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Integration Platform Used to Implement Tel Aviv’s First City-wide Bicycle Rental Service

Exhibit 10.1